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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1
                              AMENDMENT NO. 9
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                STATEMENT ON
                                SCHEDULE 13D
                              AMENDMENT NO. 10
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                             SEDGWICK GROUP PLC
                         (NAME OF SUBJECT COMPANY)

                      MARSH & MCLENNAN COMPANIES, INC.
                                  (BIDDER)

                    ORDINARY SHARES OF 10 PENCE EACH AND
             AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FIVE
                      ORDINARY SHARES AND EVIDENCED BY
                        AMERICAN DEPOSITARY RECEIPTS
                       (TITLE OF CLASS OF SECURITIES)
                        815673108 (ORDINARY SHARES)
                   815673207 (AMERICAN DEPOSITARY SHARES)
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                            GREGORY F. VAN GUNDY
                       GENERAL COUNSEL AND SECRETARY
                        1166 AVENUE OF THE AMERICAS
                       NEW YORK, NEW YORK 10036-2774
                               (212) 345-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
         TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 COPIES TO:

    DAVID J. FRIEDMAN                                MARK RAWLINSON
    MICHAEL E. HATCHARD                              FRESHFIELDS
    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP         65 FLEET STREET
    919 THIRD AVENUE                                 LONDON ECY 1HS, ENGLAND
    NEW YORK, NEW YORK  10022                        (011) 44-171-936-4000
    (212) 735-3000



           Marsh & McLennan Companies, Inc., a Delaware corporation ("Marsh & McLennan"), hereby amends and supplements its Tender Offer Statement on
 Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 4, 1998 relating to the offer to purchase (the "Ordinary Offer") all of the (a) ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") at a price of 225 pence in cash per Sedgwick Share and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts, at a price of pound sterling11.25 in cash per Sedgwick ADS. This Amendment No. 9 to the
 Schedule 14D-1 also constitutes Amendment No. 10 to the Schedule 13D of Marsh & McLennan with respect to Sedgwick Shares and Sedgwick ADSs filed with the Commission on September 3, 1998.

 Item 10.  Additional Information.

      Item 10(f) is hereby amended and supplemented by incorporation by reference therein of the notice to Convertible Bondholders published in the UK edition of The Financial Times and the London Gazette on November 6, 1998, a copy of which is filed as Exhibit (a)(21) hereto.

      Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:

           On November 6, 1998, Marsh & McLennan issued a press release which announced, among other things, that Marsh & McLennan was giving notice under the UK Companies Act 1985 of its desire to acquire compulsorily at the Convertible Offer price all of the Convertible Bonds not already tendered. A copy of the press release is filed herewith as Exhibit (a)(22) and is incorporated by reference herein.

 Item 11   Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

      (a)(21) Notice to Convertible Bondholders published in the UK edition of The Financial Times and the London Gazette on November 6, 1998.

      (a)(22)   Text of press release of Marsh & McLennan, dated November 6,
                1998.



                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MARSH & McLENNAN COMPANIES, INC.



                              By: /s/ Gregory F. Van Gundy
                                 ---------------------------------
                              Name:  Gregory F. Van Gundy
                              Title: General Counsel and Secretary


 Dated:  November 6, 1998



                               EXHIBIT INDEX


      (a)(21) Notice to Convertible Bondholders published in the UK edition of The Financial Times and the London Gazette on November 6, 1998.

      (a)(22)   Text of press release of Marsh & McLennan, dated November 6,
                1998.